Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 16, 2026

On March 16, 2026, the parties to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, coordinated with Reuters to issue the following article:

Crypto company Abra to go public in blank-check merger

By Hannah Lang

March 16 (Reuters) - Crypto wealth management platform Abra plans to go public through a merger with blank-check firm New Providence Acquisition Corp III, amid renewed investor interest in digital asset companies, Abra said on Monday.

After the transaction closes, the combined company will operate as Abra Financial Holdings, Inc., and anticipates listing on the Nasdaq exchange.

Here are some details:

●	The transaction is based on a $750 million pre-money equity value of Abra

●	Existing Abra investors, including Pantera Capital and Adams Street, will roll 100% of their interests into the combined company

●	“This is just the next logical step for us,” said Bill Barhydt, founder and CEO of Abra, in an interview. “We believe that we’re headed for really big things, big growth in the coming years.”

●	Abra offers crypto custody, trading and lending for registered investment advisers, private clients, family offices and hedge funds, and is itself a registered investment adviser

●	Abra agreed to a settlement in 2024 with the U.S. Securities and Exchange Commission over allegations that the company’s lending product Abra Earn -- which has since been wound down -- should have been registered as a security

●	Also in 2024, Abra settled with 25 state financial regulators after the states found that Abra operated in the jurisdictions without obtaining required licenses

Reporting by Hannah Lang in New York; editing by Diane Craft

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

Contacts

New Providence Acquisition Corp. III
Leo Valentine
leo.valentine@npa-corp.com
929-249-8832

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